PANGEA

UNITED BY COMMON GROUND

The trash you helped us to collect through funding our clean ups and river barriers will all be **dumped** into one place...

PANGEA's very own Plastic Innovation Center!



In this space, the trash we collect will be turned into high quality outdoor products in 3 simple steps.



STEP 1: WEIGHT & MIX
STEP 2: MELT & PRESS
STEP 3: POLISH AND PERFECT

And the magic man who will be managing the production?

Darious Mahendra!



Left: Marcos and Darious. Right: Darious in the workshop

Darious joined the PANGEA team last year and through his amazing hard work, he has worked his way up to be our workshop manager.

Our customers who invested in our Wefunder campaign last year funded the Plastic Innovation Center. **Invest in PANGEA today** and scale this solution to replace plastic supply chains **globally.**

Invest HERE

With love,

Marcos Bulacio

PANGEA

UNITED BY COMMON GROUND

Hey <<First Name>>,

You may have seen my email two days ago about our Wefunder campaign and the opportunity for you to become a PANGEA shareholder.

I received so many replies from that email asking me:

"What is equity crowdfunding?"

The PANGEA team and I decided to put together a video for you guys.

Watch the **1 minute video** below to understand the differences between equity crowdfunding and Kickstarter.

Let me know what you think of the video by replying to this email!


CROWDFUNDING
VS
EQUITY
CROWDFUNDING

Last year 250 of our customers decided to become shareholders!

Become a PANGEA shareholder here

With love,

Marcos Bulacio

PANGEA

Together with your support, we just crossed a total of **200,000 lbs** of trash collected from the environment.

3 reasons Pangea's solution to ocean pollution is ready to scale:

1. Pangea river barriers are **500x cheaper** upfront cost to manufacture than the interceptor
2. Pangea's recycling process to create sunglasses **adds 1000x more value than traditional recycling**
3. Pangea's barriers inspired 7 government run barriers, driving **systemic change**


THE OCEAN CLEANUP
INTERCEPTOR
$354 USD per lb of trash
PANGEA
UNITED BY COMMON GROUND
$0.68 USD per lb of trash

You can become a shareholder of Pangea and fund this **global solution.**

Click here to invest in the future of our planet

With love,
The PANGEA Movement

1. China currently produces roughly 60% of global recycled products. Most recycled plastic is untraceable, unethical, or a dirty lie.

2. **As a PANGEA customer**, you are helping us fix the broken recycling industry. We are one of the ONLY brands using **true environmental waste!**



Sunglass Industry
EXTRACT
USE
DISCARD
POLLUTE
PANGEA's Disruption
COLLECT PLASTIC WASTE
PRODUCE
USE
RECYCLE

3. We are ready to scale this solution globally. You can fund the next chapter of PANGEA's story by becoming a **PANGEA shareholder.**

Challenge the broken recycling industry here

With love,
The PANGEA Movement

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

PANGEA

1. China currently produces roughly 60% of global recycled products. Most recycled plastic is untraceable, unethical, or a dirty lie.

2. **As a PANGEA customer**, you are helping us fix the broken recycling industry. We are one of the ONLY brands using **true environmental waste!**


Sunglass Industry
EXTRACT
USE
DISCARD
POLLUTE
PANGEA's Disruption
COLLECT PLASTIC WASTE
PRODUCE
USE
RECYCLE

3. We are ready to scale this solution globally. You can fund the next chapter of PANGEA's story by becoming a **PANGEA shareholder.**

Challenge the broken recycling industry here

With love,
The PANGEA Movement

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

PANGEA
UNITED BY COMMON GROUND

Hi, Marcos here!

Last year PANGEA investors and customers funded these amazing two changes so we can take on the extremely wasteful sunglasses industry.


PRODUCTION MODEL
BEFORE LAST WEFUNDER (2022)
Sunglass Industry
EXTRACT
USE
DISCARD
POLLUTE
• Linear.
• Creates Pollution.
AFTER LAST WEFUNDER (2023)
PANGEA's Disruption
COLLECT PLASTIC WASTE
PRODUCE
USE
RECYCLE
• Circular.
• Closed loop of recydability.


RECYCLING CAPABILITIES
BEFORE LAST WEFUNDER (2022)
• Industrially recycled plastics from China. Like 99% of other brands.
AFTER LAST WEFUNDER (2023)
• Certified environmental waste collected by Pangea.
• One-of-a-kind!

Most recycled plastic is untraceable, unethical, or a dirty lie.

PANGEA is one of the ONLY brands using **true environmental waste** and we are ready to scale this solution globally.

You can help us fix the broken recycling industry by becoming a PANGEA shareholder and funding the next chapter of our story.

Disrupt with PANGEA here

With love,

Marcos Bulacio

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Marcos Bulacio · 3:12 AM

Hi Chase!
I'm one of the founders of Pangea, we're turning trash into high quality sustainable products. I thought you might be interested in this, I'd love to know what you think about our pitch here:
https://wefunder.com/pangea



PROBLEM
SOLUTION
INVEST IN THE FUTURE OF OUR PLANET

Invest in PANGEA: Turning Trash into High Quality Sustainable Products

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.